Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SANTARUS, INC.

at

$32.00 Net Per Share

Pursuant to the Offer to Purchase Dated December 3, 2013

by

WILLOW ACQUISITION SUB CORPORATION,

an indirect wholly owned subsidiary of

SALIX PHARMACEUTICALS, LTD.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON DECEMBER 31, 2013, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

December 3, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), of Santarus, Inc., a Delaware corporation (“Santarus”), at a purchase price of $32.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer.”

THE BOARD OF DIRECTORS OF SANTARUS UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

4. A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to the Depositary, for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, at the end of the day on December 31, 2013, unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2013 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Salix, Salix Pharmaceuticals, Inc., a California corporation and a wholly owned subsidiary of Salix, Purchaser and Santarus. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Santarus (the “Merger”), following which the separate existence of Purchaser will cease and Santarus will continue as an indirect wholly owned subsidiary of Salix. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of Santarus, (ii) Shares owned by Santarus, Purchaser or any wholly owned subsidiary of Salix or Santarus and (iii) Shares that are held by any stockholders who are entitled to and who properly demand appraisal in connection with the Merger) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes.

After careful consideration, the board of directors of Santarus has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, Santarus’ stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved, subject to the terms of the non-solicitation obligations of the Merger Agreement, to recommend that Santarus’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered pursuant to the Offer, (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares, together with a properly completed and duly executed Letter of Transmittal with all required signature guarantees, or, in the case of a book-entry transfer of Shares, an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required by the Letter of Transmittal, must be timely received by the Depositary or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or to any other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, Georgeson Inc., the information agent for the Offer (the “Information Agent”) at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Salix Pharmaceuticals, Ltd.

Nothing contained herein or in the enclosed documents shall render you the agent of Salix, Salix Pharmaceuticals, Inc., Purchaser, Santarus, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.